ASX: MSB; Nasdaq: MESO Rexlemestrocel-L for Cardiovascular Diseases Heart Failure Phase 3 Trial Top Line Results January 2021 Exhibit 99.3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses | 3

Product Pipeline This chart is figurative and does not purport to show individual trial progress within a clinical program Mesoblast has the right to use data generated by JCR Pharmaceuticals Co Ltd in Japan to support its development and commercialization plans for remestemcel-L in the US and other major healthcare markets, including for GVHD, Hypoxic Ischemic Encephalopathy and Epidermolysis Bullosa | 4 Remestemcel-L (RYONCILTM) Acute GVHD - Adult Pediatric & adult systemic inflammatory diseases Rexlemestrocel-L Localized inflammatory diseases Advanced Heart Failure Chronic Low Back Pain End-Stage Ischemic Heart Failure PRODUCT CANDIDATE THERAPEUTIC AREA PHASE 1/2 PHASE 3 REGISTRATION MESOBLAST COMMERCIAL RIGHTS Global ex-Japan Global ex-China Global ex-EUR, LATAM Acute GVHD - Pediatric COMMERCIAL PARTNERS Acute Respiratory Distress Syndrome COVID-19, Influenza, Other Causes Global Collaboration Refractory Inflammatory Bowel Disease * # The closing of the license agreement is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and certain other conditions #

Platform Technology – Mechanism of Action | 5 Our mesenchymal precursor/stromal cells respond to and are activated by multiple inflammatory cytokines through surface receptors, resulting in orchestration of an anti-inflammatory cascade Source: data on file IL-6

Extensive patent portfolio with protection extending through 2040 in all major markets Over 1,100 patents and patent applications (82 patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of mesenchymal lineage cells Provides strong global protection in areas of our core commercial focus against cell-based competitor products When outside our core commercial areas, may consider granting rights to third parties who require access to our patent portfolio to commercialize their products Mesoblast receives royalty income from its patent licensee TiGenix, S.A.U., a wholly owned subsidiary of Takeda, on its worldwide sales of its product Alofisel® for the treatment of complex perianal fistulas in adult patients with Crohn’s disease, as well as milestone payments Global IP Estate Provides Substantial Competitive Advantage Alofisel® is a registered trademark of TiGenix, S.A.U. | 6

Scalable allogeneic “off-the-shelf” cellular platforms Manufacturing meets stringent criteria of international regulatory agencies Robust quality assurance processes ensure final product with batch-to-batch consistency and reproducibility Projected increase in capacity requirements for maturing pipeline Commercial Scale Manufacturing Capability | 7 Proprietary xeno-free technologies will increase yields and output Moving to 3D bioreactors will reduce labor and improve manufacturing efficiencies These innovations will significantly reduce cost of goods Manufacturing Remestemcel-L © Lonza, reproduced with permission

Worldwide license and collaboration agreement with Novartis for the development, manufacture and commercialization of remestemcel-L* Initial focus is on the treatment of acute respiratory distress syndrome (ARDS) and other respiratory conditions Novartis intends to initiate a Phase 3 study in non-COVID-19-related ARDS after the anticipated closing of the license agreement and outcome of the current COVID-19 ARDS study Mesoblast will retain full rights and economics for remestemcel-L for graft versus host disease (GVHD), and Novartis has an option to, if exercised, become the commercial distributor outside of Japan For most non-respiratory indications, the parties may co-fund development and commercialization on a 50:50 profit-share basis | 8 Overview of Collaboration with Novartis for Remestemcel-L * The closing of the license agreement is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and certain other conditions

On August 13 2020, results from 309 children with steroid refractory acute graft versus host disease (SR-aGVHD) treated with remestemcel-L were presented to the Oncologic Drugs Advisory Committee (ODAC) of the United States Food and Drug Administration (FDA) The ODAC panel voted 9:1 that the available data support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD* Despite the overwhelming ODAC vote, on September 30, the FDA provided Mesoblast with a Complete Response Letter Mesoblast intends to meet with the FDA during Q1 CY2021 through a well-established process for continuing discussions on the potential for accelerated approval with a post-approval commitment to conduct an additional randomized controlled study | 9 SR-aGVHD Regulatory & Commercial Update * This vote includes a change to the original vote by one of the ODAC panel members after electronic voting closed

MPC-06-ID for Chronic Low Back Pain Phase 3 trial of MPC-06-ID for chronic low back pain in 404 patients: Final study visits for all patients have been completed Ongoing quality review of all data is being completed at the study sites Data readout expected shortly   Continued operational progress in strategic partnership for chronic lower back pain with Grünenthal in Europe to complete clinical protocol design, obtain regulatory input, and receive clearance from European regulatory authorities to begin European Phase 3 trial Results from the Phase 3 trials will be considered pivotal to support regulatory approval in the US, as well as in Europe | 10

DREAM HF Phase 3 Trial in Chronic Heart Failure Rexlemestrocel-L Mechanism of Action

Chronic Heart Failure: Rising Incidence & High Mortality Cardiovascular disease (CVD) remains the leading cause of death in the United States1 Heart failure affects 6.5 million patients in the US and 26 million patients globally. As populations age, the prevalence is increasing2 Chronic heart failure is a progressive disease with a high mortality that approaches 50% at 5 years2,3, and at least 75% after an initial hospitalization4 Patients with heart failure are also at high risk of recurrent major adverse cardiac events involving large vessels (heart attacks / strokes) New therapies for chronic heart failure reduce recurrent hospitalizations due to cardiac decompensation, however they do not materially improve cardiac mortality or major ischemic events (heart attacks/strokes) | 12 1. Muntner BEJ, et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. Feb 19, 2019. 2. United States Food & Drug Administration. Treatment for Heart Failure: Endpoints for Drug Development. Draft Guidance. June 2019. 3. Taylor CJ, et al. Trends in survival after a diagnosis of heart failure in the United Kingdom 2000-2017: population based cohort study. BMJ. 2019;364:I223. 4. Shah KS, et al. Heart Failure with Preserve, Borderline, and Reduced Ejection Fraction; 5-Year Outcomes. JACC. 2017;Nov12.

Myocardial Infarction & Stroke in Chronic Heart Failure: Current Unmet Needs Each year in the United States approx. 805,000 people suffer from a myocardial infarction (heart attack) and approx. 795,000 people experience a new or recurrent stroke1 A major consequence of a heart attack is chronic heart failure, and patients with chronic heart failure are at higher risk of recurrent heart attacks and strokes2 Atherosclerosis is a chronic inflammatory condition associated with endothelial dysfunction3 Cardiovascular complications associated with atherosclerosis in chronic heart failure patients may respond to potent anti-inflammatory therapeutic approaches | 13 1. Virani ss, et al. Heart Disease and Stroke Statistics-2020 Update: A Report From the American Heart Association. Circulation. Jan 29, 2020 2. Kim W, Kim EJ. Heart Failure as a Risk Factor for Stroke. J Stroke. 2018 Jan;20(1):33-45. 3. Frostegard J. Immunity, atherosclerosis and Cardiovascular Disease. BMC Med. 2103;11:117.

Proposed Mechanism of Action of Intra-Cardiac MPC Administration in Treatment of both Heart Failure & Large Vessel Atherosclerosis

Mesenchymal precursor cells (MPC) key mechanisms of action thought to beneficially impact the heart and the systemic vasculature:

- Reduction in cardiac and systemic inflammation
- Reversal of endothelial dysfunction
- Induction of microvascular network within viable heart muscle
- Reduction in heart muscle death



Inflammation in HF
M1
M2
IL-1β
TNFα
MPC
Polarization
PGE2
IDO
M1
TNFα
IL-1β
IL-6
IL-10
PDGF
FGF2
SDF-1 VEGF
Ang1
NFkB
Cardiomyocyte Survival
Smooth muscle cells
Neovascularization
Endothelial cells

Borow KM, Yaroshinsky A, Greenberg B, Perin E. Phase 3 DREAM-HF Trial of Mesenchymal Precursor Cells in Chronic Heart Failure: A Review of Biological Plausibility and Implementation of Flexible Clinical Trial Design. *Circ Res.* 2019;125:265 -281

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Rexlemestrocel-L for Chronic Heart Failure

Treatment Algorithm in Progressive Heart Failure

Progressive Vascular (Endothelial) Dysfunction and Heart Failure

Early
- ACEI or ARB
- Statins
- Beta blockers
- Re-vascularization or valvular surgery

Mesoblast Target Market
Chronic Heart Failure[1]

↓ *Cardiac Death / Heart Attack / Stroke*

Class I — Class II — Class III — Class IV

Pharmacological Add-on
- Diuretics for fluid retention
- Aldosterone antagonists
- Hydralazine / isosorbide dinitrate
- Digitalis

New Oral Therapies for Class II

↓ *Decompensated Hospitalization Events*
- sacubitril / valsartan
- SGLT2 inhibitors

1. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012;Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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DREAM HF Phase 3 Trial in Chronic Heart Failure Rexlemestrocel-L vs Sham Clinical Outcomes

DREAM HF: Overview of Phase 3 Trial Mesoblast’s allogeneic cell therapy rexlemestrocel-L has a dual mechanism of action that involves immunomodulation and improvement in blood vessel integrity/function DREAM-HF Phase 3 trial was designed to evaluate whether rexlemestrocel-L could improve morbidity and mortality in advanced chronic heart failure patients Trial design: 1:1 randomized, controlled, double blinded; conducted over 55 sites across North America using 150 million cell dose vs control in 565 patients Primary endpoint: reduction in recurrent heart failure-related hospitalizations Additional pre-specified key clinical endpoints: Reduction in ischemic cardiovascular events (heart attack / stroke) Reduction in recurrent hospitalizations due to ischemic events (heart attack / stroke) Reduction in death due to cardiac causes Major Adverse Cardiac Events (MACE: heart attack, stroke or cardiac death) | 17

28 randomized but not treated 18 randomized to MPCs 10 randomized to Control 565 patients randomized 283 to MPCs 282 to Control 276 randomized and treated without receiving any MPCs Intent-to-Treat (ITT) Randomized Patient Population N = 565 Pts. Full Analysis Set (FAS) Actual Treatment Patient Population N = 537 Pts. 1,167 patients assessed for eligibility 261 randomized and treated with at least 1 injection of MPCs | 18 DREAM HF: Patient Flow

DREAM HF: Baseline FAS Summary Data by NYHA CLASS II or III | 19

DREAM HF: Baseline FAS Summary Data by NYHA CLASS II or III | 20

DREAM HF Recurrent Decompensated Heart Failure Hospitalization Events Non-Fatal Ischemic MACE (Heart attacks or Strokes)

Rexlemestrocel-L Did Not Reduce Non-Fatal Heart Failure MACE (Recurrent Decompensated Heart Failure Events or High-Grade Arrhythmias) All Patients (n=537) HR: 1.2 p=0.4 | 22

Rexlemestrocel-L Significantly Reduced Incidence of Ischemic MACE (MI, Stroke) by 60% Relative to Controls (n=537 Patients) | 23 All Patients (n=537) REX 5% vs Controls 13%, p=0.002 REX Effect Size: ↓60%

Myocardial Infarction or Cerebrovascular Accident Elevated Baseline CRP Levels Predict Rexlemestrocel-L Benefit on Incident Heart Attacks or Strokes … Consistent with Anti-Inflammatory MOA | 24

Rexlemestrocel-L Significantly Reduced Incidence of Ischemic MACE (MI, Stroke) by 57% & 67% Relative to Controls In NYHA Class II & III, respectively | 25 NYHA II REX 6% vs Controls 14%, p=0.05 REX Effect Size: ↓ 57% NYHA III REX 4% vs Controls 12%, p=0.014 REX Effect Size: ↓ 67%

Rate Ratio: 0.29 REX Effect Size = ↓71% p=0.0085 Hospitalization Rate per 100 patient-years of follow-up Rate Ratio: 0.32 REX Effect Size = ↓68% p=0.0002 Rate Ratio: 0.32 REX Effect Size = ↓68% p=0.0049 Rexlemestrocel-L Significantly Reduced Hospitalization Rates from Non-Fatal MI or Stroke in All Patients, with Similar Effect Size in NYHA Class II and Class III Patients REX vs CONTROL (N=537) REX vs CONTROL NYHA CLASS II (N=206) REX vs CONTROL NYHA CLASS III (N=331) | 26

DREAM HF Death From Cardiac Causes (CV Death)

High Baseline CRP and NT-proBNP are Significant Predictors of Rexlemestrocel-L Treatment Benefit on Cardiac Death Cardiac Death | 28 * Multi-variate regression analysis using COX proportional hazards

Rexlemestrocel-L Reduced Cardiac Death by 60% in NYHA Class II Patients | 29 NYHA II (n=206) REX 8% vs Controls 20%, p=0.037 REX Effect Size: ↓60%

DREAM HF Three-Point MACE (CV Death, MI or Stroke)

Rexlemestrocel-L Significantly Reduced 3-Point Composite MACE (CV Death, MI or Stroke) Compared to Controls Across All 537 Patients | 31 All Patients (n=537) REX 20.6% vs Controls 30%, p=0.027 REX effect size: ↓30%

Rexlemestrocel-L Significantly Reduced 3-Point Composite MACE (CV Death, MI or Stroke) in 206 NYHA Class II Patients | 32 NYHA II (n=206) REX 13% vs Controls 29%, p=0.009 REX effect size: ↓ 55%

Rexlemestrocel-L for Chronic Heart Failure

Treatment Algorithm in Progressive Heart Failure

Progressive Vascular (Endothelial) Dysfunction and Heart Failure

Early

- ACEI or ARB
- Statins
- Beta blockers
- Re-vascularization or valvular surgery

Mesoblast Target Market
Chronic Heart Failure[1]

↓ *Cardiac Death / Heart Attack / Stroke*

Class I → Class II → Class III → Class IV

Pharmacological Add-on

- Diuretics for fluid retention
- Aldosterone antagonists
- Hydralazine / isosorbide dinitrate
- Digitalis

New Oral Therapies for Class II

↓ *Decompensated Hospitalization Events*

- sacubitril / valsartan
- SGLT2 inhibitors

1. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012;Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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Rexlemestrocel-L Phase 3 Trial Conclusions | 34 Rexlemestrocel-L may provide a major breakthrough in reducing heart failure progression and mortality when used early (class II disease), and may provide durable protection from heart attacks or strokes in high-risk patients 60% reduction in incidence of ischemic MACE (heart attack or stroke) across entire 537 patient study population, irrespective of NYHA class II or III, ischemic or non-ischemic etiology (p=0.002) 30% reduction in incidence of three-point MACE (cardiac death, heart attack or stroke) across entire 537 patient study population (p=0.027) 55% reduction in incidence of three-point MACE (cardiac death, heart attack or stroke) in NYHA class II patients (n=206) (p=0.009) 60% reduction in cardiac death in NYHA class II patients (p=0.037) and prevention of progression to NYHA class III rate of cardiac death Based on observed reduction in mortality and morbidity in this Phase 3 trial, Mesoblast intends to meet with the United States Food and Drug Administration (FDA) to discuss potential approval pathways